

November 10, 2011

<u>Via E-Mail</u>
Mr. Mark S. Robinow
Chief Financial Officer
Kona Grill, Inc.
7150 East Camelback Road, Suite 220
Scottsdale, Arizona 85251

   Re: **Kona Grill, Inc.**
     Form 10-K for the year ended December 31, 2010
     Filed March 11, 2011
     Definitive Proxy Statement on Schedule 14A
     Filed March 14, 2011
     File No. 001-34082

Dear Mr. Robinow:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Linda Cvrkel

         Linda Cvrkel
         Branch Chief